March 6, 2010

The Board of Directors of Geeknet, Inc.
c/o Robert M. Neumeister, Jr., Chairman of the Board
650 Castro Street, Suite 450
Mountain View, CA 94041

Gentlemen:

I hereby inform the board of directors (the “Board”) of Geeknet, Inc. (the “Company”) that I will not stand for re-election to the Board at the next annual meeting of stockholders of the Company following the date hereof (the “Annual Meeting”).  I will continue to serve as a director until the date of the Annual Meeting.  I hereby acknowledge and confirm that I do not have any disagreement with the Company on any matter relating to the Company’s operations, policies or practices and that my decision to not stand for re-election is not related to any such disagreement.

Sincerely,

/s/ Scott E. Howe
Scott E. Howe